Exhibit 12(a)

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
	Fiscal Year Ended June 30,
	2007	2006	2005

Earnings:
Income before income taxes	$ 109,726	$ 138,105	$ 129,420
Unconsolidated affiliates' interests, net	(201)	1,226	1,067
Amortization of capitalized interest	21	24	25
Interest expense and other related financing costs	11,762	9,493	761
Interest portion of rent expense (1)	12,054	11,665	10,661
Adjusted earnings	$ 133,362	$ 160,513	$ 141,934

Fixed Charges:
Interest expense and other related financing costs	$ 11,762	$ 9,493	$ 761
Interest portion of rent expense (1)	12,054	11,665	10,661
Total fixed charges	$ 23,816	$ 21,158	$ 11,422

Ratio of earnings to fixed charges	5.60	7.59	12.43

(1) One-third of rent expense is considered representative of the interest factor within rent expense.